SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 1-2999

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES*

(Formerly known as the Chris-Craft-UTV Employees’ Stock Purchase Plan)

10201 West Pico Boulevard

Los Angeles, CA 90035

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

THE NEWS CORPORATION LIMITED

2 Holt Street

Surry Hills, New South Wales 2010, Australia

(Country Code 61) 2-9-288-3000

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

* Effective upon the closing of the acquisition on July 31, 2001 of Chris-Craft Industries, Inc., BHC Communications, Inc. and United Television, Inc. by The News Corporation Limited and News Publishing Australia Limited, a subsidiary of the The News Corporation Limited, the Investment Plan for Former Chris-Craft/UTV Employees (formerly known as the Chris-Craft/UTV Employees’ Stock Purchase Plan (the “Plan”) was frozen and no further employee contributions were permitted to be made under the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/UTV EMPLOYEES

By:	/s/ Lynn Franzoi
Lynn Franzoi Senior Vice President, Benefits Fox Entertainment Group, Inc.

Date: June 23, 2004

Investment Plan for Former Chris-Craft/UTV Employees

Financial Statements

and Supplemental Schedule

As of December 31, 2003 and 2002

Year Ended December 31, 2003

Investment Plan for Former Chris-Craft/UTV Employees

Financial Statements

and Supplemental Schedule

As of December 31, 2003 and 2002

Year Ended December 31, 2003

Investment Plan for Former Chris-Craft/UTV

Employees

Report of Independent Registered Public Accounting Firm

To the Plan Committee of

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for plan benefits of the Investment Plan for Former Chris-Craft/UTV Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with the United States of America generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    BDO SEIDMAN, LLP

Los Angeles, California

June 22, 2004

Investment Plan for Former Chris-Craft/UTV

Employees

Statements of Net Assets Available for Plan Benefits

December 31,	2003	2002
Assets
Investments, at market:
News Corporation LTD. Class A Preferred Stock	$20,390,269	$19,991,752
Fidelity Money Market Fund	5,874,141	7,543,742
Fidelity Puritan	165,490	135,795
Fidelity Magellan	55,383	121,649
Fidelity Equity Income	99,060	55,201
Fidelity Mid-Cap Stock	138,341	141,024
Spartan US Equity Index	239,949	97,821
Janus Adviser International	29,979	24,361
AF Europac Growth R4	6,736	—
Pimco Tot Return Adm	156,100	166,746
Mairs and Power Growth	15,153	298

Total investments	27,170,601	28,278,389

Contributions receivable	—	—

Total Assets	27,170,601	28,278,389

Net assets available for plan benefits	$27,170,601	$28,278,389

See accompanying notes to financial statements.

Investment Plan for Former Chris-Craft/UTV

Employees

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2003
Additions
Dividend and Interest Income	$206,400
Net appreciation in fair value of investments	5,788,730

Total additions	5,995,130

Deductions
Distributions to participants upon termination or withdrawal	(7,102,732)
Administrative Fees	(186)

Total deductions	(7,102,918)

Net decrease	(1,107,788)
Net assets available for plan benefits, beginning of year	28,278,389

Net assets available for plan benefits, end of year	$27,170,601

See accompanying notes to financial statement.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

1. Plan Description	The Investment Plan for Former Chris-Craft/UTV Employees (the “Plan”) is a defined contribution plan sponsored by Fox Entertainment Group, Inc. The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in News Corporation Limited (the “Company”) through ownership of NWS.A shares of preferred stock. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective July 31, 2001, the Plan was frozen and employee and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated. During 2002, it was renamed the Investment Plan for Former Chris-Craft/UTV Employees (the “Plan”).

Effective January 1, 2002, the Plan adopted various Internal Revenue Service mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

During 2002, the Plan diversified the investment options available to Participants to include in addition to Company stock certain mutual fund investments and Money Market fund options.

Vesting Participants are 100% vested in their after-tax contributions and in the employer matching contributions.

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. The Plan provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

1. Plan Description (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions that were allowed prior to August 1, 2001 and the related allocation of the Company’s contribution, and debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Payment of Benefits Benefits paid to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution. Benefits are recorded when paid.

Administrative Expenses The Company may, at its discretion, elect to pay the administrative expenses of the Plan. Plan expenses paid by the Company were not material in fiscal 2003.

Investment Options

The Plan invests in NWS.A shares of preferred stock as of December 31, 2003 and 2002. In addition, during 2002, the Plan diversified the investment options available to Participants to include certain mutual fund investments in addition to the NWS.A shares of preferred stock and Money Market fund options.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Shares may be distributed upon retirement, death or disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s investment in NWS.A shares of preferred stock amounted to $20,390,269 and $19,991,752 as of December 31, 2003 and 2002, respectively. Such investments represented approximately 75% and 71% of the Plan’s total assets as of December 31, 2003 and 2002, respectively. For risks and uncertainties regarding News Corporation Limited, participants should refer to the June 30, 2003 Form 20-F and other periodic filings for News Corporation Limited and the Plan Sponsor filed with the Securities and Exchange Commission.

Investments in NWS.A stock, mutual funds, and money market funds are exposed to various risks such as the financial condition of the Plan sponsor, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in the NWS.A shares of preferred stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)	Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in value of investments.

3. Investments

In the United States, NWS.A shares, each representing four Preferred Ordinary Shares as listed on the Australian Exchange, are listed on the NYSE and traded under the symbol “NWS.A”. The shares have certain voting rights and dividend distribution rights as described in the Amended and Restated Deposit Agreement.

For the Plan year ended December 31, 2003, there were dividends declared on the NWS.A shares in the aggregate amount of $126,633 which is included in dividend and interest income on the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

3. Investments (Continued)	The following table presents investments that represent 5 percent or more of the Plan’s Net Assets:

December 31,	2003	2002
Common Stock
News Corporation LTD. Class A Preferred Stock	$20,390,269	$19,991,752
Mutual Funds Fidelity Money Market Fund	5,874,141	7,543,742

During 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during year) appreciated in value by $5,788,730 as follows:

Common Stock
News Corporation LTD. Class A Preferred Stock	$5,622,750
Mutual Funds	165,980

Total	$5,788,730

4. Distributions to Participants for Terminations and Withdrawals	Distributions are made to participants, or their designated beneficiaries, in the event of death, termination of employment or withdrawal from the Plan, in cash and whole shares of stock, with fractional shares of stock payable in cash.

A participant (or the beneficiary in the case of death) is entitled to a distribution of 100 percent of his or her account upon termination of employment by normal retirement, permanent disability or death.

In accordance with the Plan Amendment, effective March 31, 2001, all Participants in the Plan became fully vested in 100% of the participant’s account attributable to the Company’s Contributions and, therefore, are entitled to distributions of such amount.

Investment Plan for Former Chris-Craft/UTV

Employees

Notes to Financial Statements

5. Federal Taxes Applicable to the Plan	All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service (“IRS”) has determined, most recently by letter dated November 19, 2002, that the Plan is qualified under Section 401 of the IRC and the related trust income is exempt from taxation under Section 501(a) of the IRC. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

6. Reconciliation of Financial Statements to Form 5500	Benefits paid to Participants per the financial statements were consistent with benefits paid to participants per Form 5500 for the year ended December 31, 2003.

7. Expenses of the Plan	Participants’ accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of NWS.A shares. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Company for the year ended December 31, 2003.

8. Party-in-Interest Transactions	The Plan engages in certain transactions involving Fidelity, the Plan Trustee and News Corporation, the Company’s parent. Both Fidelity and News Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s preferred stock and investing plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity for the year ended December 31, 2003 were not significant. Investments managed by Fidelity amounted to $6,572,364 and $8,095,232 as of December 31, 2003 and 2002, respectively.

Investment Plan for Former Chris-Craft/UTV

Employees

Form 5500 - Schedule H - Line 4i - Schedule Of Assets

(Held at end of year) as of December 31, 2003

EIN: 95-4066193

Plan Number: 009

Identity of Issuer	Description of Investment	Current Value
Fidelity Equity Inc.*	Mutual Fund	$99,060
Fidelity Magellan*	Mutual Fund	55,383
Fidelity Mid-Cap Stock*	Mutual Fund	138,341
Janus Adviser International	Mutual Fund	29,979
AF Europac Growth R4	Mutual Fund	6,736
Mairs & Power Growth	Mutual Fund	15,153
Spartan US Eq Index*	Mutual Fund	239,949
Fidelity Puritan*	Mutual Fund	165,490
PIMCO Tot Return Adm	Mutual Fund	156,100
Fidelity Money Market Fund*	Money Market	5,874,141
	Common Stock:
News Corporation LTD. *	News Corporation LTD. Class A Preferred Stock	20,390,269

	Total investments	$27,170,601

*	Party-in-interest

EXHIBITS

Exhibit No.	Description

23	Consent of BDO Seidman, LLP